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MAR 13 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-30447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSI FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Martinez 980-949-3535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

550 South Tryon Street, Suite 2500	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 MAR 13 PM 2:44 SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John G. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSI Financial Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows:~~

State of North Carolina
County of Mecklenburg
March 10, 2017.

Signature

CFO & Treasurer
Title

Caroline D. Hare
Notary Public
My commission expires May 16, 2017.


CAROLINE D HARE
Notary Public
Union County
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
550 South Tryon Street
Suite 2500
Charlotte, NC 28202
USA

Tel: 704 887 1500
Fax: 704 887 1570
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MSI Financial Services, Inc.

We have audited the accompanying statement of financial condition of MSI Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MSI Financial Services, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Portions of the accompanying financial statement have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

March 10, 2017

MSI FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$102,386,510
Cash segregated pursuant to federal regulations	47,068,158
Commissions, concessions, and fees receivable	19,469,056
Receivable from brokers and clearing organizations	4,964,915
Taxes receivable	1,702,444
Deferred tax asset, net	13,688,664
Other assets	15,838,339
TOTAL ASSETS	$205,118,086
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 24,249,284
Due to affiliates	13,946,617
Accrued expenses and other liabilities	13,345,783
Deferred revenue	36,961,939
Total liabilities	88,503,623
STOCKHOLDER'S EQUITY:	
Common stock, $2,000 par value; authorized 2,000 shares; issued and outstanding 25 shares	50,000
Additional paid-in capital	139,909,102
Accumulated deficit	(23,344,639)
Total stockholder's equity	116,614,463
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$205,118,086

See notes to statement of financial condition.

MSI FINANCIAL SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

1. ORGANIZATION

MSI Financial Services, Inc. (the "Company" or "MSI") is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MMLIC"). "MassMutual" as used in these notes refers to Massachusetts Mutual Life Insurance Company and its subsidiaries other than the Company. The Company was formerly owned by MetLife, Inc. (see Note 4). "MetLife" as used in these notes refers to MetLife Inc. and its subsidiaries other than the Company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a licensed insurance agency.

The Company sells annuity and insurance products issued by affiliated and unaffiliated insurance carriers. The Company's business also includes the offering of equity and debt securities, mutual funds, as well as investment advisory and financial planning services.

The Company executes and clears its brokerage transactions on a fully disclosed basis through National Financial Services LLC ("NFS") and as agent directly with mutual fund companies, insurance companies and investment advisers. In connection with the sale of mutual funds, the Company receives fees under Rule 12b-1 of the Investment Company Act of 1940.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Significant accounting estimates in the statement of financial condition relate to the probable losses related to commitments and contingencies as described in Note 8.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less that are not held for sale in the ordinary course of business.

Cash Segregated Pursuant to Federal Regulations – The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Fair Value – As described below, certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to these statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Securities Owned – Securities owned are measured and reported at fair value on a recurring basis on the Company's statement of financial condition. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value because of the relatively short period of time between their origination and expected maturity or disposition. As of December 31, 2016 the Company did not have significant amounts of financial instruments.

Revenue Recognition – Brokerage transactions and related commission revenue and expense are recorded on a trade date basis. Mutual fund fees are accrued based on the level of client and firm assets invested in the mutual fund. Investment advisory fee revenues are recorded on an accrual basis based upon assets under management. Marketing support fees earned are recorded over the period of the related agreement. Securities owned transactions are recorded on a trade date basis.

The Company recognizes first year commission revenue and related commission expense upon the satisfactory completion of the application process for the purchase of annuity and insurance products. Renewal commission revenues and related commission expenses are recognized on an accrual basis.

Certain amounts received by the Company from NFS associated with costs incurred to change clearing firms are subject to reclaim by NFS if the Company terminates the clearing agreement before the end of the initial nine-year term. Certain other amounts received from NFS are fully earned by the Company after a specified period following receipt. Accordingly, such amounts are recognized as revenues on a straight-line basis over the claw-back period. The unearned portion of such payments is included in deferred revenues in the statement of financial condition.

Income Taxes– The Company is a member of a consolidated federal income tax group established by MMLIC for its wholly owned subsidiaries and participates in a tax sharing agreement with MMLIC. As a result, the Company's income and deductions for periods beginning after the Acquisition (see Note 4) are includable in the consolidated return and any computed federal income taxes payable or receivable are due to or from MMLIC. MMLIC allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various MMLIC subsidiaries. As a result, the Company's state income taxes payable or receivable were due to or from various state taxing agencies or such MMLIC subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the period in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof.

Adoption of New Accounting Pronouncements-

Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern— In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2014-15, *Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern* ("ASU No. 2014-15"), which requires management to perform interim and annual assessments on whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year of the date the statement of financial condition is issued and to provide related disclosures, if required. ASU No. 2014-15 is effective for the Company for the fiscal year ending December 31, 2016. The Company's adoption of ASU 2014-15 did not have a material impact on its statement of financial condition.

Financial Instruments Overall—In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.* ASU No. 2016-01 supersedes the guidance to classify equity securities with readily determinable fair values into different categories (that is, trading or available for sale) and require equity securities to be measured at fair value with changes in fair value recognized through net income. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018. The Company does not anticipate the adoption of the amended guidance to have a material effect on its statement of financial condition.

3. CHANGE IN FISCAL YEAR

In June of 2016, the Company requested and received approval from FINRA to change its fiscal year-end from September 30th to December 31st.

4. ACQUISITION BY MASSMUTUAL

On July 1, 2016 MMLIC acquired virtually all of MetLife's national distribution sales force ("MetLife Premier Client Group" or "MPCG") whose adviser representatives offer a broad based product portfolio to retail clients, including, but not limited to, products offered by the Company. In connection with such transaction (the "Acquisition"), MMLIC obtained all of the outstanding common stock of the Company (formerly MetLife Securities, Inc.) from MetLife, Inc. On March 9, 2017, FINRA approved a joint application of the Company and MML Investors Services, LLC ("MMLIS"), a MassMutual affiliated broker dealer, to merge MSI in MMLIS, with MMLIS surviving the merger. The merger is anticipated to be effective on or around March 25, 2017.

5. RELATED PARTY TRANSACTIONS

The Company earned concessions from affiliates for sales of variable annuity and variable life products of affiliated insurance companies equal to the Company's expenses incurred related to the sales of such products.

The Company earned revenues from mutual funds managed by OppenheimerFunds, a MassMutual affiliate.

MassMutual provided services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, the Company is allocated costs related to information systems. MassMutual also provided support for the sales force and accordingly was paid a fee equal to one half of the amount by which certain commissionable revenues exceeded commission expenses related to such revenues.

MassMutual sponsored various benefit plans in which Company employees participated, including defined benefit, defined contribution, and health & welfare plans.

Due to affiliates represents amounts due to MassMutual for allocated services and support functions, and amounts disbursed by MassMutual on behalf of the Company.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2016, the Company had net capital of $65,923,141 which was $65,673,141 in excess of the minimum requirement.

Proprietary accounts held at the clearing broker ("PAB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

7. INCOME TAXES

The federal and state deferred tax asset primarily relates to contingency reserves, deferred revenue and prepaid expenses.

As of December 31, 2016, the Company had no state net operating loss carryforwards.

The federal and state tax returns for tax years 2007 through 2015 are still subject to examination.

8. COMMITMENTS AND CONTINGENCIES

Various litigation, claims and assessments against the Company have arisen in the course of the Company's business. Further, regulatory authorities and other federal authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations and such regulatory investigations can result in a combination of fines and the payment of remediation to customers.

The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2016.

For some litigation and regulatory loss contingencies, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. The Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

The Company is one of several defendants in eight cases in California Superior Court, in which there are approximately 100 plaintiffs. Plaintiffs, who were not customers of the Company, allege that they invested in a Ponzi scheme orchestrated by Diversified Lending Group, Inc. ("DLG"), an entity not affiliated with the Company. Plaintiffs allege that the Company and other defendants failed to properly supervise an individual who was a registered principal of the Company when certain persons unaffiliated with the Company sold investments in the scheme. Last summer, a trial took place involving one plaintiff and the jury awarded compensatory damages of $240,000 and $2.5 million in punitive damages against the Company. Subsequent to trial, the court reduced the punitive damages to $2.398 million. The Company has filed a notice of appeal of the judgment.

It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2016, the Company had no recorded liabilities with respect to these obligations.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold, but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

10. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through March 10, 2017, the date the December 31, 2016 statement of financial condition of the Company were issued.

* * * * *

MSI FINANCIAL SERVICES, INC.
(SEC. I.D. No. 8-30447)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.